SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                  Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                                      NABI
                 --------------------------------------------
                                (Name of Issuer)

                                  Common stock
                 --------------------------------------------
                         (Title of Class of Securities)

                                    628716102
                          -------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                       (Continued on following page(s))
                                Page 1 of 5 Pages
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


                  CUSIP No. 628716102 13G Page 2 of 5 Pages
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1.    NAME OF REPORTING PERSON
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      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Loomis Sayles & Co., L.P.
      #04-3200030
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [  ]
                                                                  (b)  [  ]
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
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      Reporting  Person:  Citizenship  or place of  organization  of  Delaware laws.  Principal
            office of Reporting Person is in Boston, MA.
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                              5.    SOLE VOTING POWER
                                                                       2,215,787
      NUMBER OF
         SHARES               6.    SHARED VOTING POWER
         BENEFICIALLY                               -0-
      OWNED BY EACH
      REPORTING               7.    SOLE DISPOSITIVE POWER
         PERSON WITH                            2,564,644

                              8.    SHARED DISPOSITIVE POWER
                                                    -0-
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       PERSON
                                                2,564,644
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10.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN   SHARES*
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                6.36%
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12.   TYPE OF REPORTING PERSON*
            Investment adviser

            *SEE INSTRUCTIONS BEFORE FILLING OUT




SCHEDULE G

      Item 1(a).  Name of Issuer
                  NABI

      Item 1(b).  Address of Issuers Principal Office
                  5800 Park of Commerce Blvd NM
                  Boca Raton, FL  33487

      Item 2(a).  Name of Person Filing
                  Loomis, Sayles & Co., L.P.

      Item 2(b).  Address of Principal Business Office
                  One Financial Center
                  Boston, MA  02111

      Item 2(c).  Citizenship
                  Reporting  Person:  Citizenship or place of  organization of
Delaware laws.                Principal  office of Reporting Person is Boston,
MA

      Item 2(d).  Title of Class of Securities
                  Common Stock

      Item 2(e).  CUSIP Number
                  628716102

      Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or dealer  registered  under  Section 15 of the
Act
            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act
            (c)   [ ]   Insurance  Company  registered  under Section 3(a)(19)
of the Act
            (d)   [ ]   Investment  company  registered under Section 8 of the
Investment                          Company Act
            (e)   [x]   Investment  Adviser  registered  under  Section 203 of
the Investment                            Advisers Act of 1940
            (f)   [ ]   Employee  Benefit Plan,  Pension Fund which is subject
to the                              provisions  of  the  Employee   Retirement
Income Security Act of                          1974 or  Endowment  Fund:  see
Section 240.13d-1(b)(1)(ii)(F)
            (g)   [ ]   Parent  Holding  Company,  in accordance  with Section
240.13d-                            1(b)(ii)(G) (Note: See Item 7)
            (h)   [ ]   Group,       in      accordance      with      Section
240.13d-1(b)(1)(ii)(H)

SCHEDULE G

      Item 4.           Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount beneficially owned:    2,564,644
      (b)   Percent of Class:       6.36%
      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                                    2,214,787
            (ii)  shared power to vote or to direct the vote:
                                       -0-
            (iii) sole power to dispose or to direct the
disposition of:         2,564,644
            (iv)  shared power to dispose or direct the
disposition of:            -0-

            Loomis, Sayles & Company, L.P. disclaims any beneficial interest in any of the foregoing securities.

      Item 5.           Ownership of Five Percent or Less of a Class.
                        ---------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Item 6.           Ownership  of More  than  Five  Percent  on Behalf of
                        ------------------------------------------------------
Another Person.
---------------

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  Clients of Reporting Person have such a right, none of whom has such interest relating to more than 5% of any class.

SCHEDULE G

      Item 7.           Identification  and  Classification of the Subsidiary
                        ------------------------------------------------------
Which Acquired the                        Security  Being  Reported on By the
------------------                        ------------------------------------
Parent Holding Company.
----------------------

                  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Inapplicable

      Item 8.           Identification  and  Classification of Members of the
                        ------------------------------------------------------
Group.
-----

                  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Inapplicable

      Item 9.           Notice of Dissolution of Group

                  Inapplicable

      Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      Signature

      After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Date:      February 9, 2001

                        Signature:  ________________________

                           Name/Title:    Peter Giannakoulis
                                    Securities Trading Manager